Exhibit (g)(2)

             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                       IN AND FOR NEW CASTLE COUNTY


- - - - - - - - - - - - - - - - - - -  - -X
                                          :
CHARLENE BLUE,                            : C.A. No. 16083NC
                                          :
                        Plaintiff,        :
                                          :
            -against-                     :
                                          : CLASS ACTION COMPLAINT
                                          : ----------------------
TRIMAS CORPORATION, RICHARD A.            :
MANOOGIAN, HERBERT S. AMSTER              :
EUGENE A. GARGARO, JR., JOHN A.           :
MORGAN, BRIAN P. CAMPBELL,                :
HELMUT F. STERN AND MASCOTECH,            :
Inc.,                                     :
                                          :
                        Defendants.       :
                                          :
- - - - - - - - - - - - - - - - - - - - - X


            Plaintiff, by her attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

            1. Plaintiff Charlene Blue is a stockholder of defendant TriMas Corporation ("TriMas" or the "Company").

            2. Defendant TriMas is a corporation duly organized and existing under the laws of the state of Delaware, with its principal offices located at 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108. TriMas is a diversified manufacturer of industrial container closures, specialty dispensing and packaging products, pressurized gas cylinders, specialty industrial gaskets, towing systems products, specialty fasteners and other products, sold in commercial, industrial and consumer niche markets. As of October 31, 1997, there were over 41 million shares of TriMas common stock outstanding.

            3. Defendant MascoTech, Inc., ("MascoTech") is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 21001 Van Born Road, Taylor, Michigan 48180. MascoTech manufacturers custom engineered industrial products for the transportation, architectural, energy and defense industries, including engine components, modular office panels, cartridge cases and security grills. MascoTech owns approximately 15.2 million shares of TriMas stock, representing approximately 37 percent of the Company's total shares outstanding. In addition, certain MascoTech affiliates own approximately 3.4 million shares of TriMas stock, representing approximately 8 percent of the Company's total shares outstanding.

            4. Defendant Richard A. Manoogian is the Chairman of the Company's Board of Directors. Manoogian is also the Chairman and Chief Executive Officer of MascoTech.

            5.    Defendant Herbert S. Amster is a Director of TriMas.

            6. Defendant Eugene A. Gargaro, Jr. is a Directors of TriMas and the Secretary of MascoTech.

            7. Defendant John A. Morgan is a Director of TriMas and a Director of MascoTech.

            8. Defendant Brian P. Campbell is a Director of TriMas and the Company's President.

            9.    Defendant Helmut F. Stern is a Director of TriMas.

            10. The defendants named in paragraphs 4 through 9 are sometimes collectively referred to herein as the "Individual Defendants."

            11. The Individual Defendants as officers and/or directors of TriMas have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of TriMas and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                         CLASS ACTION ALLEGATIONS
                         ------------------------

            12. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of TriMas, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

            13. This action is properly maintainable as a class action because:

                  a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of TriMas stockholders of record who are located throughout the United States;

                  b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including, whether defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of the TriMas public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below:

                  c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

                  d. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

            14. For the reasons stated herein, a class action is superior to over available methods for the fair and efficient adjudication of this controversy and the requirements of Rule 23 of the Chancery Court Rules are satisfied.

                             CLAIM FOR RELIEF
                             ----------------

            15. TriMas is a Delaware corporation that manufactures industrial container closures, specialty dispensing and packaging products, pressurized gas cylinders, specialty industrial gaskets, towing systems products, specialty fasteners and other products, sold in commercial, industrial and consumer niche markets. As of October 31, 1997, there were over 41 million shares of TriMas common stock outstanding.

            16. MascoTech currently owns approximately 37 percent of the outstanding common stock of TriMas, and MascoTech affiliates currently own an additional 8 percent of the Company's outstanding common stock.

            17. On December 11, 1997, it was reported that the respective boards of TriMas and MascoTech agreed to MascoTech's acquisition of the remaining shares of TriMas common Stock it does not already own for $34.50 per share in cash.

            18. As set forth above, TriMas has 6 board members whose loyalties are, at best, divided in the instant transaction and cannot be expected to act in the best interest of TriMas's stockholders.

            19. The purpose of the proposed acquisition is to enable MascoTech to acquire the shares of TriMas it does not already own, as well as TriMas's valuable assets for MascoTech's own benefit at the expense of TriMas's public stockholders.

            20. The proposed acquisition comes at a time when TriMas has performed well and MascoTech expects it will continue to perform well because it is already well-positioned to do so.

            21. MascoTech has timed this transaction to capture TriMas's future potential and use it to their own ends without paying an adequate or fair price for the Company's remaining shares.

            22. Amidst this backdrop of positive and improving financial position and increased prospects for growth, MascoTech made an offer at $34.50 for each share of TriMas common stock. The offer made by MascoTech - - and already accepted by the Trimas's Board of Directors - - represents a woefully inadequate premium over the current price of TriMas common stock.

            23. The Individual Defendants and MascoTech are in a position of control and power over the TriMas's stockholders and have access to internal financial information about TriMas, its true value, expected increase in true value and the benefits to MascoTech of 100 percent ownership of TriMas to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit MascoTech in this transaction, to the detriment of the TriMas common stockholders.

            24. In proposing the merger, MascoTech and the Individual Defendants have committed or threatened to commit the following acts to the detriment and disadvantage of TriMas public stockholders:

                  a. They are undervalued the TriMas common stock by ignoring the full value of its assets and future prospects. The proposed merger consideration does not reflect the value of TriMas's valuable assets; and

                  b. They timed the announcement of the proposed buyout to place an artificial lid on the market price of TriMas's common stock to justify an exchange ration which is unfair to TriMas's public stockholders.

            25. The Individual Defendants have clear and material conflicts of interest and are acting to better the interests of MascoTech and themselves at the expense of TriMas's public stockholders.

            26. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

                  o undertake an appropriate evaluation of TriMas's worth as an acquisition candidate;

                  o act independently so that the interests of TriMas's public stockholders will be protected, including but not limited to the retention of independent advisors and the appointment of a Special Committee of some or all of the members of the TriMas's board to consider the MascoTech offer and negotiate with MascoTech on behalf of TriMas's minority stockholders;

                  o adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of TriMas's public stockholders; and

                  o if a merger transaction is a to go forward, require that it be approved by a majority of the TriMas's stockholders.

            27. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

            28. Defendants, in failing to disclose the material non-public information in their possession as to the value of TriMas's assets, the full extent of the future earnings potential of TriMas and its expected increase in profitability, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

            29. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of TriMas's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed merger is enjoined by the Court, defendants will continue to breach their fiduciary duties owned to plaintiff and the members of the Class, will no engage in arm's length negotiations on the merger terms, and will not supply to TriMas's public stockholders sufficient information to enable them to cast informed votes on the proposed merger and may consummate the proposed merger, all to the irreparable harm of the the members of the Class.

            30. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff prays for judgment and relief as follows:

            A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

            B. Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

            C. Entering an order requiring defendants to take the steps set forth hereinabove;

            D. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed merger transaction;

            E. In the event the proposed merger is consummated, rescinding it and setting it aside;

            F. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

            G. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

            H. Granting such other and further relief as to the Court may seem just and proper.

Dated:  December 11, 1997


                                    ROSENTHAL, MONHAIT, GROSS &
                                      GODDESS, P.A.



                                    By: /s/ Norman M. Monhait
                                        -----------------------------

                                    919 North Market Street
                                    Suite 1401
                                    Mellon Bank Center
                                    Wilmington, Delaware 19801
                                    (302) 656-4433


OF COUNSEL:

ABBEY, GARDY, & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700